[redacted]

10026340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras Street - Ste. 1400
(No. and Street)

New Orleans (City) LA (State) 70130-6116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Mireskandari 504-529-9752
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, 4th Floor, Ft. Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amir Mireskandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MONA M. MILES
Notary Public, State of Texas
My Commission Expires
June 22, 2011

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LUGANO GROUP INCORPORATED

DECEMBER 31, 2009

Financial Statements

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

THE LUGANO GROUP INCORPORATED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

AND INDEPENDENT AUDITORS' REPORT

THE LUGANO GROUP INCORPORATED
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.
Michael Preville, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 23, 2010

INDEPENDENT AUDITORS' REPORT

Board of Directors
The Lugano Group Incorporated
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of The Lugano Group Incorporated, (a C corporation) as of December 31, 2009 and the related statements of income/(loss), changes in stockholders' equity/(deficit), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lugano Group Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

THE LUGANO GROUP INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,648
Marketable securities	3,964
Accrued interest	143
Total Current Assets	6,755
PROPERTY AND EQUIPMENT	
Computers and office equipment, at cost (Net of accumulated depreciation of $12,432)	0
OTHER ASSETS	
Secured demand note	13,000
Other investments	19,200
Total Other Assets	32,200
TOTAL ASSETS	$ 38,955

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 812
FINRA settlement payable	11,391
Total Current Liabilities	12,203
SUBORDINATED LIABILITIES	
Liabilities subordinated to the claims of general creditors	13,000
Total Liabilities	25,203
STOCKHOLDERS' EQUITY	
Common stock, par value $1.00 per share; 10,000 shares authorized, 100 shares issued and outstanding	100
Paid-in capital	54,887
Accumulated other comprehensive income/(loss)	(978)
Retained earnings/(deficit)	(40,257)
Total Stockholders' Equity	13,752
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 38,955

The accompanying notes are an integral part of these financial statements.

THE LUGANO GROUP INCORPORATED
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Consulting fees	$86,000
EXPENSES	
Office	3,837
Officer's salary	65,671
Professional fees	1,000
Regulatory fees	4,050
Rent	1,918
Taxes and licenses	1,503
Telephone	1,676
Travel	12,844
Total Expenses	92,499
Loss From Operations	(6,499)
OTHER INCOME	
Interest income	253
Net Loss	(6,246)
OTHER COMPREHENSIVE LOSS	
Net unrealized loss on investments arising during the period	(978)
TOTAL COMPREHENSIVE LOSS	$ (7,224)

The accompanying notes are an integral part of these financial statements.

THE LUGANO GROUP INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings/ (Deficit)	Total
Balances – January 1, 2009	$100	$53,737		$(34,011)	$19,826
Capital contributions		1,150			1,150
Net loss				(6,246)	(6,246)
Other comprehensive loss			$(978)		(978)
BALANCES - DECEMBER 31, 2009	$100	$54,887	$(978)	$(40,257)	$13,752

The accompanying notes are an integral part of these financial statements.

THE LUGANO GROUP INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(6,246)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in prepaid expenses	1,867
Decrease in accrued interest	308
Increase in accounts payable	427
Decrease in FINRA settlement payable	(4,500)
Total Adjustments	(1,898)
Net Cash Used In Operating Activities	(8,144)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,150
NET DECREASE IN CASH	(6,994)
CASH – January 1, 2009	9,642
CASH – December 31, 2009	$ 2,648

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Lugano Group Incorporated (the "Company") was incorporated on May 9, 1995 and is a registered securities broker/dealer. The Company supplies financial advisory services to private concerns and the public sector with a concentration on developing countries. In addition, the Company engages securities brokerage and investment research.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The Company maintains a modified accrual basis of accounting where revenues are recognized in the accounting period in which they become measurable and expenditures are recorded when incurred.

REVENUE RECOGNITION

Substantially all revenues are derived from consulting fees as an advisor on investment options and strategies.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity date of three months or less at date of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is determined using straight-line and accelerated methods based on useful lives of three to seven years.

INCOME TAXES

The Company accounts for income taxes under generally accepted accounting principles.

MAJOR CUSTOMERS

Approximately all of the Company's revenues were from one customer.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 2 - MARKETABLE SECURITIES

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. Unrealized gains and losses are credited or charged to other comprehensive income, whereas realized gains and losses flow through the Company's yearly operations.

NOTE 3 - CLEARING ARRANGEMENTS

The Company clears on a fully-disclosed basis through BNY Brokerage, Inc.

NOTE 4 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The secured demand note represents a loan to the Company collateralized by a certificate of deposit. At December 31, 2009, the value of the collateralized certificate of deposit is $13,643.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments.

The Company maintains cash balances in financial institutions located in New Orleans, Louisiana. The balances are secured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009, the Company had no uninsured cash balances in financial institutions.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company currently leases office space on a month-to-month basis.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

In July 2005, the Company submitted a letter of acceptance, waiver and consent to the Financial Industry Regulatory Authority (FINRA) in which the Company was fined $25,000 and suspended for two months. Without admitting or denying the allegations, management initially consented to the sanctions which also included providing no research services to clients for two years and retaining an outside consultant to review and make recommendations concerning the adequacy of the Company's policies and procedures.

The Company has established a FINRA Settlement Payable account in which the principal balance at December 31, 2009 is $11,391.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE LUGANO GROUP INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total stockholders' equity qualified for net capital	$13,752
Allowable liabilities subordinated to claims of general creditors	13,000
Total Equity Capital and Allowable Subordinated Liabilities	26,752
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Other investments	19,200
Accrued interest	143
Total Non-Allowable Assets	19,343
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	7,409
HAIRCUTS ON SECURITIES	595
NET CAPITAL	6,814
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
EXCESS NET CAPITAL	$ 1,814
AGGREGATE INDEBTEDNESS:	
Accrued expenses	$12,203
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.79 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2009.

THE LUGANO GROUP INCORPORATED
SCHEDULE II
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Lugano Group Incorporated is exempt from Rule 15c3-3 because they have no customer transactions. The Company did not hold customers' funds or securities. The Lugano Group Incorporated was in compliance with the conditions of exemption.

THE LUGANO GROUP INCORPORATED
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

As of December 31, 2009, The Lugano Group Incorporated had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Christopher Parsotan, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.
Michael Preville, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 23, 2010

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
The Lugano Group Incorporated
New Orleans, Louisiana

In planning and performing our audit of the financial statements of The Lugano Group Incorporated (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC